SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 19 June 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By: /s/ David C Forward

Name: David C Forward
   Title: Assistant Secretary

Date: 19 June 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 19 June 2007:

National Grid plc ('NG.')

1-3 Strand

London

WC2N 5EH

United Kingdom

Announcement:

'National Grid plc

-Publication of Annual Report and Accounts'

19 June 2007

National Grid plc (‘National Grid’)

Publication of Annual Report and Accounts

National Grid has today issued the following documents:

Annual Report and Accounts 2006/07

Annual Review 2006/07

Notice of 2007 Annual General Meeting

National Grid’s Annual General Meeting will be held on 30 July 2007 at The ICC, Birmingham.

These documents (along with associated proxy cards) will shortly be available to the public for inspection at the UKLA Document Viewing Facility at: 25 The North Colonnade, Canary Wharf, London E14 5HS.

The documents listed are also available electronically on National Grid’s website at www.nationalgrid.com/corporate/investor+relations/annual+reports.